Filer:  Thermo Cardiosystems Inc.
                                     Subject Company:  Thermo Cardiosystems Inc.
                               Subject Company Exchange Act File No.:  001-10114
                                          Registration Statement No.:  333-

                    Thermo Cardiosystems Confirms Receipt of
                        Acquisition Proposal from ABIOMED

WOBURN, Mass., January 9, 2001 - Thermo Cardiosystems Inc. (ASE:TCA) today confirmed that it has received an unsolicited acquisition proposal from ABIOMED, Inc. (NASDAQ:ABMD). As announced by ABIOMED in a news release issued earlier today, ABIOMED proposes a merger it values at a price of $11.50 per share, consisting of $1.50 in cash and $10.00 in ABIOMED common stock. However, ABIOMED's acquisition proposal contains a provision that would limit the ownership interest of Thermo Cardiosystems stockholders to less than 50 percent of the combined entity at closing. If the price of ABIOMED's stock declines during the period prior to closing so that the total number of ABIOMED shares required to be issued to Thermo Cardiosystems stockholders would exceed the 50 percent limit, it is unclear whether ABIOMED would increase the cash component of its proposal to maintain the overall value of the transaction.

      Reproduced at the end of this news release are portions of  correspondence
dated  January  4,  2001,  and  December  12,  2000,   from  ABIOMED  to  Thermo
Cardiosystems.

      On October 3, 2000, Thermo Cardiosystems and Thoratec Laboratories Corporation (NASDAQ:THOR) entered into a definitive merger agreement. Under the terms of the agreement, each issued and outstanding share of Thermo Cardiosystems would be exchanged for 0.835 shares of newly issued Thoratec stock. In addition, the agreement precludes Thermo Cardiosystems from soliciting any acquisition proposals or negotiating or entering discussions with any third party concerning any potential acquisition of Thermo Cardiosystems, unless an acquisition proposal is unsolicited and the board of directors determines, after receiving advice from its financial advisor and after consulting with its outside legal counsel, that the proposal is superior to the Thoratec merger.

      Thermo Cardiosystems also reported that on January 8, 2001, Thoratec requested that the Thermo Cardiosystems board of directors reaffirm its recommendation in favor of the Thoratec merger. Under the terms of the Thoratec merger agreement, if the Thermo Cardiosystems board of directors does not reaffirm the recommendation within 10 days after the request, Thoratec has the option to terminate the agreement and receive a $12 million termination fee from Thermo Cardiosystems.

      Thermo Cardiosystems Inc. is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its air-driven and electric HeartMate heart-assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the United States, Europe, and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron. More information is available at http://www.thermocardio.com.

Other Important Information:
The proposed merger and the merger agreement between Thermo Cardiosystems and Thoratec are described in a joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the
participants   in  the   transaction.   You   can   obtain   the   joint   proxy
statement/prospectus and other documents (including the merger agreement) that have been filed with the Securities and Exchange Commission for free when they
are  available  on  the  Securities  and  Exchange   Commission's  Web  site  at
http://www.sec.gov. Also, if you write us or call us at the below address
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and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

      You can call us at (781) 622-1111, or write to us at:

      Investor Relations Department
      Thermo Cardiosystems Inc.
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046

The portions of this news release that relate to future plans, events, or performance are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thermo Cardiosystems and Thoratec and the benefits thereof, government regulatory approval processes, and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 [File No. 333-49120] filed with the Securities and Exchange Commission on December 29, 2000, and in both companies' other filings with the Securities and Exchange Commission. Actual results, events, or performance may differ materially. These forward-looking statements speak only as of the date hereof. None of Thermo Cardiosystems, Thoratec, or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Excerpts from December 12, 2000 letter
from ABIOMED, Inc. to
Thermo Electron Corporation and
Thermo Cardiosystems Inc.
c/o J.P. Morgan Securities Inc.:

Ladies and Gentlemen:

      We are writing to you to request the permission of Thermo Electron Corporation ("TEC") for ABIOMED, Inc. ("ABIOMED") to make an improved proposal for the acquisition of Thermo Cardiosystems Inc. ("Thermo Cardio" or the "Company") by ABIOMED. ABIOMED would be prepared to make a proposal to acquire Thermo Cardio under the terms outlined below. We believe that TEC, Thermo Cardio and their respective Boards of Directors would be willing to consider our proposal because, since agreeing to combine Thermo Cardio with Thoratec
Laboratories Corp. ("Thoratec"), circumstances have changed, making that transaction less attractive and making a proposal to combine with ABIOMED more favorable. These changed circumstances include a substantial decline (approximately 54%) in the market price of Thoratec's stock, reducing the value to Thermo Cardio's shareholders; issues raised by federal antitrust authorities, causing you to resubmit your filing for approval; and dissatisfaction with the Thoratec transaction among many of Thermo Cardio's key customers. Please be advised that the contents of this letter are proprietary and confidential to ABIOMED and may not be disclosed to any person other than you and your representatives without our written consent. When a proposal to acquire Thermo Cardio is made by ABIOMED, we understand that you may be required to disclose the contents of such a proposal to Thoratec.

      1. Acquisition. ABIOMED would acquire all of the common stock of the Company pursuant to a merger for consideration of $10.50 per share. This consideration would consist of $9.00 per share in ABIOMED common stock and $1.50 per share in cash. So that you are not subject to the market risk that you have experienced with Thoratec's stock price, we would be prepared to structure this consideration as a fixed $10.50 price per share as opposed to a fixed exchange ratio, the value of which fluctuates prior to closing with the value of ABIOMED's stock. To ensure that our

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     1.   proposal  qualifies as a TCA Superior Offer under paragraph  5.4(e) of your agreement with Thoratec, our proposal would include a cap structure that would limit Thermo Cardio's shareholders to less than 50% of the combined equity interests at closing.

                                 ************

     3. Due Diligence. We completed all necessary due diligence during our prior investigation of Thermo Cardio. We will cooperate with you so that you can quickly complete any due diligence you feel you may need to conduct regarding ABIOMED.

     4. Financing. In March 2000, ABIOMED completed a public equity offering that raised proceeds of approximately $100 million and, as a result, has sufficient funds to finance the cash portion of its proposal and sufficient working capital for the successful operation of the combined company.

     5. Conditions. We have enclosed a mark up of your contract with Thoratec, indicating the minor changes required to convert it to a merger agreement with ABIOMED, and we would be prepared to execute that agreement immediately, or to meet with you immediately to discuss any other changes you require. We have the support of our Board of Directors to make this proposal, and a merger between ABIOMED and Thermo Cardio would only be subject to the formal approval of our Board prior to executing the merger agreement, the approval of each company's shareholders and receipt of required governmental, regulatory and third-party consents. We are confident that a combination between ABIOMED and Thermo Cardio would be summarily approved by the federal antitrust authorities.



Excerpts from January 4, 2001 letter
from ABIOMED,  Inc. to
Thermo  Electron  Corporation  and
Thermo Cardiosystems Inc.
c/o J.P. Morgan Securities Inc.:

Ladies and Gentlemen:

      We are writing to reiterate our strong interest in ABIOMED acquiring Thermo Cardio. We remain sensitive to issues of confidentiality in this matter. However, in light of the disclosures made by you and Thoratec Laboratories in your amended Form S-4, we hereby offer you $11.50 per share to acquire all of the common stock of Thermo Cardio. Our $11.50 per share offer consists of $1.50 per share in cash and $10.00 per share in ABIOMED common stock. The terms of our offer are consistent with those described in our December 12, 2000 letter with the important exceptions that 1) the offer price is $1.00 per share higher and
2) we are now making an acquisition proposal rather than seeking permission to make such a proposal.

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